UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Trading Symbol: “TLEVISA”

Information Memorandum Regarding a Corporate Reorganization
filed pursuant to Article 35 of the General Provisions for all Issuers of Securities and
Other Participants in the Securities Market

Brief Summary of the Transaction:
The transaction described in this Information Memorandum entails the acquisition by Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”), a subsidiary of Grupo Televisa, S.A.B. (“GTelevisa” or the “Company”) of the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), which indirectly owns 100% of the outstanding shares of stock of Grupo Iusacell, S.A. de C.V. (“Iusacell”), for an aggregate purchase price of approximately USD$37,500,000 (thirty seven million dollars five hundred thousand, legal tender of the United States of America); and the acquisition of the Unsecured Convertible Debentures 2010, mandatorily convertible into shares of stock of GSF, issued by GSF, in an aggregate amount of approximately USD$365,000,000 (three hundred sixty five million dollars, legal tender of the United States of America) for the Series 1 tranche thereof (the “Series 1 Debentures”), and USD$1,200,000,000 (one billion two hundred million dollars, legal tender of the United States of America) for the Series 2 tranche thereof (the “Series 2 Debentures”), which, together with the shares underlying the aforementioned trust beneficiary rights, represent 50% (fifty percent) of the outstanding shares of stock of GSF (the “Transaction”) and an aggregate amount of USD$1,602,500,000 (one billion six hundred two thousand five hundred thousand dollars, legal tender of the United States of America).

Characteristics of the Transaction:
The Transaction was structured in order to acquire an interest in a voice and data cellular telecommunications company, which will enable the Company to participate in this significant market. The Transaction has been approved by the board of directors of GTelevisa.

Characteristics of the Securities:
The Transaction subject matter of this Information Memorandum will have no effect on the Ordinary Participation Certificates (Certificados de Participación Ordinaria, or “CPOs”) issued by GTelevisa, or on the rights conferred by the CPOs, and will not entail the exchange of the certificates representing the CPOs or the underlying shares represented thereby. For additional information concerning GTelevisa’s CPOs and the underlying shares represented thereby, see GTelevisa’s annual report, which is available for consultation through GTelevisa’s Internet page, www.televisa.com, and the Internet page of the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “BMV”), www.bmv.com.mx.

GTelevisa’s CPOs and the shares underlying such instruments are registered with the National Securities Registry (Registro Nacional de Valores). GTelevisa’s CPOs are listed on the BMV. The registration of the CPOs and the shares of stock of GTelevisa with the National Securities Registry do not imply any certification as to the quality of the securities, the solvency of GTelevisa, or the accuracy or truthfulness of the information contained in this document, and does not validate any action, if any, taken in violation of the law.

For any clarification regarding this document, please contact Mr. Carlos Madrazo at +(52)(55) 5261-2446, or cmadrazov@televisa.com.mx.

This Information Memorandum is available for consultation through GTelevisa’s Internet page, www.televisa.com, and the Internet page of the BMV, www.bmv.com.mx.

Mexico City, Mexico. April 7, 2011

TABLE OF CONTENTS

Page

I.	Glossary of Defined Terms			1
II.	Executive Summary			2
	2.1.	Brief Description of GTelevisa		2
	2.2.	Brief Description of Iusacell.		2
	2.3.	Material Aspects of the Transaction.		3
III.	Detailed Information with Respect to the Transaction			3
	3.1.	Detailed Description and Purpose of the Transaction.		3
	3.2.	Capital Resources and Related Expenses.		3
	3.3.	Date of Approval of the Transaction.		4
	3.4.	Accounting Treatment of the Transaction.		4
	3.5.	Tax Implications of the Transaction.		4
IV.	Information Relating to the Parties to the Transaction.			5
	4.1.	Information Relating to GTelevisa		5
		4.1.1.	Name of the Company.	5
		4.1.2.	Business.	5
		4.1.3.	Development of GTelevisa during the Last Year.	5
		4.1.4.	Capital Structure.	6
		4.1.5.	Material Changes in the Financial Statements of GTelevisa.	6
	4.2.	Information Relating to Iusacell.		6
		4.2.1.	Name of the Company.	6
		4.2.2.	Business.	6
		4.2.3.	Development of Iusacell during the Last Year.	7
		4.2.4.	Capital Structure.	9
V.	Risk Factors.			9
VI.	Selected Financial Information.			11
VII.	Management’s Discussion and Analysis of the Results of Operations and Financial Condition of GTelevisa.			12
VIII.	Validity.			12

Exhibits

Financial Statements of GTelevisa

I.	Glossary of Defined Terms

Set forth below are the definitions of the principal terms and acronyms used in this Information Memorandum.

“BMV”	Means the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.)

“COFECO”	Means Mexico’s Federal Competition Commission (Comisión Federal de Competencia).

“CNBV”	Means Mexico’s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

“CPOs”
Means the non-redeemable ordinary participation certificates (Certificados de Participación Ordinaria) issued by Nacional Financiera S.N.C., as trustee of the issuing trust, in respect of the shares of stock of GTelevisa.

“CVQ”	Means Corporativo Vasco de Quiroga, S.A. de C.V., a subsidiary of GTelevisa.

“Debentures”
Means the Unsecured Convertible Debentures 2010, mandatorily convertible into shares of stock of GSF, issued by GSF, which together with the shares of stock of GSF underlying the trust beneficiary rights described herein, represent 50% (fifty percent) of the outstanding capital stock of GSF.

“dollars” or “USD $”	Means the legal tender of the United States.

“GSF”	Means GSF Telecom Holdings, S.A.P.I. de C.V.

“GTelevisa” or the “Company”	Means Grupo Televisa, S.A.B.

“Iusacell”	Means Grupo Iusacell, S.A. de C.V.

“Information Memorandum”	Means this Information Memorandum Regarding a Corporate Reorganization, together with its Exhibits.

“Mexico”	Means the United Mexican States.

“Pesos,” “MXN’ or “Ps.”	Means the legal tender of Mexico.

“Series 1 Debentures”	Means the Series 1 Debentures in an aggregate amount of approximately USD $365,000,000 (three hundred sixty five million dollars).

“Series 2 Debentures”	Means the Series 2 Debentures in an aggregate amount of approximately USD $1,200,000,000.00 (one billion two hundred million dollars).

“Shares”	The registered shares, no par value, of the capital stock of GTelevisa.

“United States” or “U.S.’	The United States of America.

II.	Executive Summary

2.1.	Brief Description of GTelevisa

The Company is a limited liability, publicly traded corporation (sociedad anónima bursátil). The Company’s legal name is Grupo Televisa, S.A.B., and it operates under the name “Televisa.”

The Company was first incorporated as a limited liability, variable capital corporation (sociedad anónima de capital variable), by means of public instrument No. 30,200, dated December 19, 1990, attested to by Mr. Francisco Javier Mondragón Alarcón in his capacity as Notary Public No. 73 for the Federal District. The original of such instrument is registered with the Public Registry of Commerce for the Federal District under file No. 142164.

At the general extraordinary shareholders’ meeting held October 18, 1993, the Company’s shareholders approved the transformation of the Company from a limited liability, variable capital corporation (sociedad anónima de capital variable) into a limited liability corporation (sociedad anónima). Such action is contained in public instrument No. 32,510, dated October 26, 1993, attested to by Mr. Francisco Javier Mondragón Alarcón in his capacity as Notary Public No. 73 for the Federal District. The original of such instrument is registered with the Public Registry of Commerce for the Federal District under file No. 142164.

At the general extraordinary shareholders’ meeting held December 21, 2006, the Company’s shareholders approved the transformation of the Company into a limited liability, publicly traded corporation (sociedad anónima bursátil). Such action is contained in public instrument No. 61,321, dated January 30, 2007, attested to by Mr. Rafael Manuel Oliveros Lara in his capacity as Notary Public No. 45 for the Federal District. The original of such instrument was filed for registration with the Public Registry of Commerce for the Federal District on March 12, 2007 under file No. 142164.

The Company’s primary purpose is to operate as a holding company. However, its subsidiaries are primarily engaged in the entertainment industry, including, in particular, the production and broadcasting of television programming; the production and distribution of restricted television programming; the worldwide distribution of television programming through programming licenses; the provision of cable television services; the development and operation of DTH services; the publication and distribution of magazines; the operation of a horizontal, Spanish-language Internet portal; and other businesses.

The Company’s headquarters is located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico, D.F. Its telephone number at such offices is +(52)(55) 5261-2000.

2.2.	Brief Description of Iusacell.

Grupo Iusacell, S.A. de C.V. is organized as a limited liability, variable capital corporation (sociedad anónima de capital variable), and is an indirect subsidiary of GSF.

GSF is a newly organized limited liability, variable capital investment promoter (sociedad anónima promotora de inversión de capital variable). Its primary purpose is to operate as a holding company and, in such capacity, it is the indirect holder of the shares of stock of Iusacell.

Iusacell’s headquarters are located at Montes Urales 460, Piso 1, Lomas de Chapultepec, 11000, Mexico, D.F. Its telephone number at such location is +(52)(55) 5109-4400.

Until August 2, 2010, the shares of stock of Iusacell were registered with the National Securities Registry and traded on the BMV.

2.3.	Material Aspects of the Transaction.

The Transaction entails:

(a)
the acquisition by CVQ of the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF, which indirectly owns 100% of the outstanding shares of stock of Iusacell for an aggregate purchase price of approximately USD$37,500,000 (thirty seven million five hundred thousand dollars); and

(b)
the acquisition of the Series 1 Debentures and the Series 2 Debentures, which are mandatorily convertible into shares of stock of GSF and which, together with the shares underlying the trust beneficiary rights referred to in the preceding paragraph, represent 50% (fifty percent) of the outstanding shares of stock of GSF, for an aggregate purchase price of approximately USD$ 1,565,000,000.00 (one billion five hundred sixty five million dollars).

As a result of the above, upon conversion of the Debentures, CVQ will own 50% (fifty percent) of the outstanding shares of stock of GSF and, indirectly, 50% (fifty percent) of the outstanding shares of stock of Iusacell.

The trust beneficiary rights and the Debentures are being transferred by Mexico Media Investments S.L., a single-stockholder corporation (sociedad unipersonal) organized in Spain.

All except two of the outstanding shares of stock of GSF are currently held by a guaranty trust created as security for the satisfaction of certain rights and obligations, including the allocation of the proceeds from the issuance and sale of the Series 2 Debentures.

Pending COFECO’s approval of the conversion of the Debentures by CVQ, CVQ shall be entitled to appoint one of the four members of the board of directors of each of GSF, Iusacell and Iusacell’s subsidiaries.

The conversion of the Debentures is subject to COFECO’s approval.

III.	Detailed Information with Respect to the Transaction

3.1.	Detailed Description and Purpose of the Transaction.

The corporate reorganization described in this Information Memorandum entails the acquisition of the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF currently held by the guaranty trust, and the acquisition of the Debentures. As a result, upon conversion of the Debentures CVQ will hold 50% (fifty percent) of the outstanding shares of stock of GSF.

The primary purpose of the Transaction is for CVQ to acquire an indirect equity interest in Iusacell, which will enable CVQ to participate in the significant market for the provision of voice and data mobile telecommunication services.

3.2.	Capital Resources and Related Expenses.

●	Capital Resources. GTelevisa will finance the Transaction using its own financial resources.

●
Transaction Expenses. The expenses to be incurred by CVQ in connection with the Transaction are primarily related to the preparation of the relevant contracts and closing documents and the fees of the advisors customarily retained in connection with a transaction of this nature.

3.3.	Date of Approval of the Transaction.

 The Transaction was approved by the board of directors of GTelevisa at the meeting thereof held April 6, 2011.

3.4.	Accounting Treatment of the Transaction.

The Transaction will be treated as follows for accounting purposes:

●
CVQ will hold, through the trust, 1.093875% (one point zero nine three eight seven five percent) of the outstanding shares of stock of GSF and, indirectly, an equity interest in Iusacell. In addition, CVQ will hold the Debentures.

●
The Transaction will be accounted for as provided by the Mexican Financial Information Standards (Normas de Información Financiera, or “NIF”), including, primarily, NIF B-7 “Business Acquisitions”, NIF C-2 “Financial Instruments,” and NIF C-7 ‘Investments in Associated Entities and Other Non-Temporary Investments.”

●
The acquisition of the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF will be accounted for as “Other Non-Temporary Investments,” and will be valued at its acquisition cost. The acquisition of the Debentures will be accounted for as an “Investment in Long-Term Securities.” Upon conversion of the Debentures into shares of stock of GSF, such shares and the acquisition of the trust beneficiary rights to 1.093875% of the outstanding shares of stock of GSF, will be accounted for as an “Investment in an Associated Entity” and will be valued in accordance with the equity method pursuant to NIF C-7 “Investments in Associated Entities and Other Non-Temporary Investments.”

●	The principal accounting items of GTelevisa’s financial statements, affected by the Transaction, are shown in the selected financial information included elsewhere in this Information Memorandum.

3.5.	Tax Implications of the Transaction.

Following is a brief summary of the principal tax consequences of the Transaction for GTelevisa. This summary does not purport to constitute a detailed description of all the tax provisions that may prove material.

GTelevisa consolidates its tax results with those of the entities under its control, pursuant to an authorization issued by the former Department of Taxpayer Services (Dirección de Servicios al Contribuyente) of the General Technical Direction of Revenues (Dirección General Técnica de Ingresos) of the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), by means of official communication No. 396-I-B-3-51-3260, dated December 23, 1992.

Because the Transaction involves only 1.093875% of the outstanding shares of stock of GSF and, indirectly, of Iusacell, GTelevisa will not include GSF and Iusacell in its consolidated results for tax purposes. In addition, given that upon conversion of the Debentures CVQ will hold shares of stock or trust beneficiary rights in respect of only 50% (fifty percent) of the outstanding shares of stock of GSF and, indirectly, of Iusacell, GSF and Iusacell will not qualify as controlled by GTelevisa pursuant to Mexico’s Income Tax Law and, accordingly, will not be included in the consolidated results of GTelevisa for tax purposes.

IV.	Information Relating to the Parties to the Transaction.

4.1.	Information Relating to GTelevisa

4.1.1.	Name of the Company.

Grupo Televisa, S.A.B.

4.1.2.	Business.

GTelevisa is the largest media company in the Spanish-speaking world, and one of the dominant players in the entertainment industry worldwide. GTelevisa operates over-the-air television broadcasting channels in Mexico, supplementing its geographic coverage through affiliated stations located throughout the country. In 2009, GTelevisa’s television channels had an average sign-on to sign-off audience share of 70.8%. GTelevisa produces pay television channels with national and international programming content, reaching subscribers throughout Latin America, the United States, Canada, Europe and the Asia Pacific region. GTelevisa exports its programming and formats around the world. In 2009, the Company exported 65,449 hours of programming to approximately 57 countries.

GTelevisa believes that it is the world’s largest publisher of Spanish-language magazines based on an annual circulation volume of approximately 153 million magazines, which includes 178 titles in approximately 20 countries.

GTelevisa holds a 58.7% equity interest in Sky, a direct-to-home or DTH provider of satellite television services in Mexico, Central America and the Dominican Republic. In addition, GTelevisa holds equity interests in three Mexican cable television companies: Cablevisión, Cablemás and TVI. As of March 31, 2011, GTelevisa held a 51% equity interest in Cablevisión, a 50% equity interest in TVI, and a 90.8% equity interest in Cablemás.

In addition, GTelevisa owns and operates “Esmas.com,” one of the leading digital entertainment portals in Latin America; a gaming business that includes the operation of Bingo parlors, a 50% equity interest in Radiópolis, a radio company that as of December 31, 2009, reached 75% of the territory of Mexico; a film production and distribution company; several soccer teams; and a stadium in Mexico City.

GTelevisa also holds unconsolidated equity interests in “La Sexta,” an over-the-air television channel in Spain, and Operadora de Centros de Espectáculos, S.A. de C.V. or “OCESA,” one of the leading live-entertainment companies in Mexico.

For additional information regarding GTelevisa’s business, see GTelevisa’s annual report for the year ended December 31, 2009, and its report for the fourth quarter of 2010, which are both available for consultation at the Company’s Internet page and the Internet page of the BMV.

4.1.3.	Development of GTelevisa during the Last Year.

●
Dark Fiber Auction. On March 18, 2010, GTelevisa, Megacable Holdings S.A.B. de C.V. and Telefónica Móviles de México, S.A. de C.V., announced an agreement to jointly participate in the public bidding of a pair of dark fiber wires to be auctioned off by Mexico’s Federal Electricity Commission (Comisión Federal de Electricidad). In connection therewith, on June 9, 2010, the 2010, Mexico’s Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) issued its favorable opinion for the consortium comprised by GTelevisa, Megacable and Telefónica, to participate in the bidding process for the award of a 20-year leasing contract in respect of a pair of optic fiber wires, by the Federal Electricity Commission.

●
Univision. On December 20, 2010, GTelevisa and Univision closed a transaction pursuant to which GTelevisa made a significant capital investment in Univision and extended the programming license granted thereto. GTelevisa invested USD $1.255 billion in Univision, in exchange for a 5% equity interest in Univision and purchased certain long-term debentures convertible into 30% of the shares of stock of Univision, subject to the satisfaction of the applicable laws and regulations. In addition, GTelevisa received an option to acquire an additional 5% equity interest in Univision.

●
Merger with Cablemás. On March 31, 2011, GTelevisa agreed to subscribe and pay for a capital increase in Cablemás, thereby raising to 90.8% its total equity interest in Cablemás. In addition, GTelevisa expects to hold a general extraordinary shareholders’ meeting to approve its merger with Cablemás, where GTelevisa would be the surviving entity, through the issuance of up to 25 million ordinary participation certificates of GTelevisa. As a result, GTelevisa would increase to 100% its total equity interest in Cablemás.

4.1.4.	Capital Structure.

The authorized, outstanding capital stock of the Company amounts to MXN $2,368,791,837 (in nominal terms), divided into 346,541,825,331 Shares, no par value. The Company’s shares of stock are subdivided as follows:

●	Series A shares, comprised by up to 119,879,076,425 shares of common stock;

●	Series B shares, comprised by up to 55,995,375,176 shares of common stock;

●
Series D shares, comprised by up to 85,333,686,865 limited voting, preferred shares of stock, issued pursuant to Article 113 of the General Corporations Law (Ley General de Sociedades Mercantiles); and

●	Series L shares, comprised by up to 85,333,686,865 limited voting and otherwise restricted shares of stock.

For additional information regarding the capitalization of GTelevisa, see GTelevisa’s annual report, which is available for consultation through GTelevisa’s Internet page, www.televisa.com, and the Internet page of the BMV, www.bmv.com.mx.

4.1.5.	Material Changes in the Financial Statements of GTelevisa.

Since the date of publication of GTelevisa’s most recent quarterly report, and except for the relevant events occurred thereafter and previously disclosed herein by GTelevisa, there has been no material change in the consolidated results of operations of GTelevisa.

4.2.	Information Relating to Iusacell.

4.2.1.	Name of the Company.

Grupo Iusacell, S.A. de C.V.

4.2.2.	Business.

Iusacell is a limited liability variable capital corporation (sociedad anónima de capital variable) organized under the laws of Mexico. Its corporate headquarters is located at Montes Urales 460, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 Mexico D.F., Mexico. Iusacell’s telephone number at that location is +(52)(55) 5109-4400.

Iusacell is a provider of telecommunications services primarily engaged in the provision of mobile services throughout Mexico. As of December 5, 2010, Iusacell had just over 3.95 million mobile wireless subscribers. In addition, Iusacell holds and operates concessions for the 800 MHz band, which allow it to provide wireless cellular services in five adjacent regions in Central and Southern Mexico, and for the 1900 MHz band, which allow it to provide PCS wireless services nationwide. Iusacell also provides other telecommunications services, such as fixed-line telephony, broadband services and links leasing to corporate customers.

Iusacell offers mobile telephony services using the CDMA technology, which is the highest capacity digital technology available for the 800 MHz and 1900 MHz frequency bands. In January 2003, Iusacell launched the first CDMA200 1XRTT high-speed voice network in Mexico City. This advanced network enabled Iusacell to increase its voice capacity and offer to its customers new data services, including e-mail and Internet access at speeds of up to 144 kilobytes per second (kbps). In 2007 and 2008, Iusacell upgraded its network in certain regions through the implementation of the EVDO-3G Rev A technology, which enables users to transfer data signals at high speeds of up to 3.1 megabits per second. In addition to its basic wireless mobile services, Iusacell also offers a broad range of other telecommunications services, including long distance telephony, wireless local telephony, and data transmission.

In 2010, Iusacell completed the installation of a GSM/HSDPA+ network, which enables it to provide mobile telephony and high-speed data transmission services in Mexico’s nine cellular/PCS regions. As a result, Iusacell became the only mobile provided to operate both CDMA2000 and GSM/HSPA+ technology networks.

At the general extraordinary shareholders’ meeting held June 1, 2005, Iusacell’s shareholders approved the termination of the company’s ADR program and the corresponding delisting of its ADRs on the New York Stock Exchange. The ADR program was terminated effective September 19, 2005, based upon the instructions of The Bank of New York. As a result, on September 20, 2005, Iusacell’s ADRs ceased to be traded on the New York Stock Exchange. Until August 2, 2010, Iusacell’s shares were registered with Mexico’s National Securities Registry.

At the general extraordinary shareholders’ meetings of Iusacell and Unefon Holdings, held April 16, 2007, the shareholders of each of Iusacell and Unefon Holdings approved a merger between the two companies. As a result, Unefon Holdings was merged into Iusacell, which was the surviving entity (the “Merger”). The Merger became effective as of such date, as with respect to Iusacell and Unefon Holdings only. As with respect to third parties and absent any objection therefrom, the Merger became effective three months after the registration of the relevant merger agreement with the Public Registry of Commerce for the Federal District, that is, on August 28, 2007. The Merger was approved by the COFECO by means of official communication No. SE-10-096-2007-306, dated May 21, 2007, based upon the notice of the proposed business concentration filed therewith by Unefon Holdings.

Through its subsidiaries, Unefon holds concessions to operate in the 1900 MHz, 7 GHz and 38 GHz bands nationwide.

Within its primary line of business, which is the provision of mobile telephony services, Iusacell competes with other cellular telephony and personal communication service providers in each of the markets in which it operates. Iusacell competes nationwide with Radiomóvil Dipsa, S.A. de C.V., a subsidiary of América Móvil, S.A. de C.V. that operates under the brand name “Telcel.” Telcel holds spectrum concessions and provides services throughout Mexico, and is the largest wireless operator in the country. Iusacell also competes nationwide with Telefónica Móviles de México, S.A. de C.V., which is the second largest wireless operator in Mexico and offers wireless services under the brand name “Movistar,” and with Comunicaciones Nextel de Mexico, S.A. de C.V., which offers wireless services under the “Nextel” brand name.

4.2.3.	Development of Iusacell during the Last Year.

Over the course of the past year, Iusacell has identified and begun implementing a series of actions designed to ensure the attainment of increasing profitability in its business operations. Such actions are extensive to the company’s three business divisions: (i) mobile telephony, (ii) fixed-line telephony and links, and (iii) TotalPlay. Below is a description of the most significant strategic initiatives undertaken by Iusacell over the course of the past year.

In 2010, Iusacell finished launching a GSM/HSDPA+ network that covers Mexico’s nine cellular/PCS regions. This network supplements Iusacell’s mobile telephony and high-speed data transmission product offerings. As a result, Iusacell is the only mobile provider to operate both a CDMA2000 and a GSM/HSPA+ technology network in Mexico.

During the most recent bidding process, Iusacell was awarded the winner of auction number 20, relating to radio electric spectrum frequencies for specified uses in the fixed or mobile wireless access modality in the 1850-1910/1930-1990 MHz band segments. As a result, Iusacell secured 20 MHz of spectrum in Mexico’s PCS regions one and two, and 10 MHz of spectrum in each of Mexico’s regions five to seven.

In addition, Iusacell has outlined a transformation path in respect of its various IT initiatives, so as to prepare itself to address the anticipated increase in its business volume resulting from the scalable growth forecasted for the next few years.

Iusacell operates under two different brand names: “Iusacell” and “Unefon.” Historically, the “Iusacell” trademark has been targeted towards the “post-paid” market segment, while the “Unefon” brand has been targeted towards the “pre-paid” segment. In the last year, Iusacell decided to actively promote the “pre-paid” and “post-paid’ systems under both trademarks. This decision stemmed from the fact that each such trademark has a distinct image (“Iusacell” as a premium brand, and “Unefon” as a value brand), and that both of their respective market niches include customers for both systems. Iusacell also operates the “Iusacell Negocios” (Iusacell Business) trademark, which is targeted towards the corporate segment in general and, more specifically, to small and medium-sized businesses and individuals engaged in business activities.

Iusacell markets its services both through its own point-of-sale network, and through third parties (including distributors and retailers). As with respect to its own distribution network and to certain independent distributors, in 2010 Iusacell undertook an initiative to homologate the image of both the “Iusacell” and “Unefon” points-of-sale. The image of each brand varies depending of the market segment identified for each of them by Iusacell.

Iusacell’s business operations are divided geographically into several marketing regions covering the entire territory of Mexico. In 2010, Iusacell began implementing a decentralized operations framework that entails granting decision-making autonomy to the heads of the various operating regions. This strategy seeks to acknowledge the local growth of those responsible for the regions and to expedite the response process to the changes in the market conditions in each different region.

Another initiative reinforced during the year related to the strategy for the selection of the handsets to be offered during the year, based upon the performance of market studies that enable Iusacell to identify the level of acceptance of the various handset models and the customers’ sensibilities in different price scenarios so as to minimize the purchase of handsets that end up becoming obsolete inventory.

Finally, the GSM/HSPA+ network provides Iusacell with access to handsets that are based on such technology, which are more varied and less expensive than those based on the CDMA technology.

As part of its restructuring process, on December 15, 2010, Iusacell filed a petition seeking to be awarded under reorganization (concurso mercantil). On December 24, 2010, the Ninth District Court for Civil Matters, of the First Judicial Circuit, resolving upon file No. 727/2010-A, approved Iusacell’s petition, allowing it to enter reorganization proceedings. On April 1, 2011, the Ninth District Court for Civil Matters, of the First Judicial Circuit, approved the Reorganization Agreement submitted by Iusacell on March 24, 2011. Wilmington Trust Company has appealed the court’s decision as to the recognition, grading and ranking of Iusacell’s debt. The parties have until April 12, 2011 to file their response to such appeal. The appeal does not suspend the reorganization proceedings.

As part of the aforementioned reorganization process, on December 14, 2010, Grupo Iusacell Celular, a subsidiary of Iusacell, filed a petition seeking to be awarded under reorganization (concurso mercantil). On December 20, 2010, the Ninth District Court for Civil Matters, of the First Judicial Circuit, resolving upon file No. 718/2010-A, approved Grupo Iusacell Celular’s petition, allowing it to enter reorganization proceedings.

4.2.4.	Capital Structure.

The following table shows Iusacell’s indirect ownership structure, it being understood that, upon conversion of the Debentures, CVQ will indirectly hold 50% of the outstanding shares of stock of Iusacell.

Shareholder	%
Grupo Salinas Telecom, S.A. de C.V.	98.906125
Corporativo Vasco de Quiroga, S.A. de C.V.	1.093875

V.	Risk Factors.

The Company has identified the following risk factors relating to the Transaction, which could materially affect GTelevisa’s performance and profitability, as well as the price of its Shares or the securities representing such Shares.

Investors should also consider the risk factors relating to GTelevisa, Mexico and the industry, described in GTelevisa’s annual report, which is available for consultation through GTelevisa’s Internet page, www.televisa.com, and the Internet page of the BMV, www.bmv.com.mx. In addition, Iusacell’s business operations could be affected by other risk factors currently unknown to Iusacell or which Iusacell does not currently deem material.

Conversion of the Debentures

The price of GTelevisa’s Shares is subject to fluctuation, and GTelevisa cannot guarantee that any such fluctuation will be favorable. The conversion of the Debentures is subject to the approval of the Transaction by the COFECO. A delay in the issuance of such authorization would give rise to increased conversion costs and a prolonged conversion timeframe, which could materially affect the value of the Debentures.

There is no active market for Iusacell’s shares of stock or the Debentures

There is no liquid market for the shares of stock of either GSV or Iusacell or for the Debentures. As a result, it may prove difficult to sell any such shares or the Debentures.

Competition in the telecommunications industry

On October 2, 2006, the Mexican government enacted a new set of rules known as the Convergence Agreement for the Provision of Fixed Local Telephony, Television and/or Restricted Audio Services Over Public Wire and Wireless Networks (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se proporcionan a través de Redes Públicas Alámbricas e Inalámbricas) (the “Convergence Agreement”). The Convergence Agreement allows certain holders of telecommunications concessions to provide services not otherwise covered by their original concessions. As a result, Cable television providers are now able to offer Internet access and telephone services, subject to the satisfaction of certain requirements and conditions.

GTelevisa’s future success may be affected by these changes, which by their own nature are unpredictable. In addition, the consolidation of the entertainment, telecommunications and television industries could result in increased competitive pressures. The above could require GTelevisa to incur significant capital expenditures in order to adapt to any new technologies.

The technology used by Iusacell may become obsolete in light of new technological advances

All telecommunications companies are forced to keep up with the rapid pace of technological changes. The technology selected by Iusacell for its wireless telephony business may be threatened by the competition if its competitors are able to offer new and improved digital technologies in connection with their wireless and other services in the foreseeable future.

Some of the most significant changes experienced by the telecommunications industry include:

●	the evolution of the industry’s standards;

●	the ongoing improvement of the capacity and quality of digital technologies;

●	the existence of shorter cycles for the development of new products and improvements, and changes in the needs and preferences of the final users;

●	the development of capacity for data transmission and broadband networks; and

●	the migration to next-generation services.

New technologies for the provision of wireless telecommunications or other alternative services, better than the technologies available to Iusacell or which allow for the transmission of voice signals over unregulated frequencies, may be developed in the future.

Technological changes may require Iusacell to incur significant additional capital expenditures and/or to discontinue the use of outdated technologies. In addition, such changes may adversely affect Iusacell’s operations and competitive position to an extent that renders it unable to react to such changes in a timely fashion.

lusacell is dependent upon the existence of roaming arrangements with other operators and may be unable to enter into or maintain such arrangements in the future

Iusacell’s subscribers are able to automatically access the digital or analogical systems of other providers only to the extent that the relevant operators allow such subscribers to “roam” on their networks. Iusacell depends on the existence of arrangements with other operators in order to be able to offer to its subscribers roaming capacity outside their respective services areas and, particularly, outside of Mexico.

Some competitors may be able to obtain better roaming rates than Iusacell based on their call volumes or as a result of their affiliation or participation with wireless operators, or to offer lower roaming charges by providing services primarily through their own networks. In addition, the quality of the services provided by other wireless operators over the course of a roaming call may be lower than the quality of the services otherwise offered by Iusacell and its affiliates; and Iusacell’s customers may not be able to access certain advanced services such as high-speed data transmission, SMS or voicemail, otherwise available to them when making calls over Iusacell’s network. In particular, Mexico’s two largest wireless operators —Telcel and Telefónica Móviles— are able to offer roaming services for voice and data worldwide, which represents a competitive disadvantage for Iusacell with respect to its corporate and other high-volume clients.

In addition, Iusacell’s current roaming partners may migrate to new technologies that are incompatible with Iusacell’s. In such event, Iusacell would no longer be able to offer roaming services to its subscribers through such operators.

Reliance upon certain vendors and suppliers for Iusacell’s viability as an ongoing business concern

Although Iusacell has established relationships with a number of vendors and suppliers, Iusacell depends upon such suppliers and manufacturers to obtain handsets and the network equipment necessary for its business operations. If any of these vendors or manufacturers ceases to supply equipment or provide services to Iusacell, its business operations could be materially affected.

Changes in the regulatory environment

Iusacell’s operations are subject to complex and extensive regulation and may be adversely affected by any change in such regulation or the regulatory policies. The rates for the services offered by other operators may have a significant effect on Iusacell and its results of operations.

Iusacell’s concessions

The concessions and authorizations held by Iusacell’s subsidiaries are for a limited term and there is no guaranty that Iusacell will be able to obtain their renewal upon their expiration. The revocation or lack of renewal of any such concession could have a material effect on Iusacell’s business and results of operations. If Iusacell were unable to obtain the renewal of its concessions, it would be required to sell to the Mexican Government the assets used by it in connection with the exploitation of such concessions at their fair market value. In addition, Mexico’s Federal Telecommunications Law (Ley Federal de Telecomunicaciones) awards certain rights to the Mexican Government, including the right to revoke the concessions through an expropriation procedure and the right to assume control of the management of Iusacell’s networks, facilities and personnel in the event of imminent danger to Mexico’s national security, internal peace or economy, natural disasters and civil unrest.

Litigation

Iusacell and its subsidiaries are parties to various major litigations which, if resolved adversely to their interests, could have a material effect on Iusacell’s business and results of operations.

Iusacell’s ability to repay and/or refinance its debt depends on the receipt of revenues from its subsidiaries

Iusacell is a holding company whose only assets are the shares of stock of its subsidiaries. Iusacell’s ability to repay its debt is dependent upon the receipt of dividend payments and other revenues from its subsidiaries. The ability of Iusacell’s subsidiaries to pay dividends and transfer other revenues to Iusacell may be subject to regulatory, contractual and legal restrictions.

Industry changes

The mobile telecommunications industry is constantly evolving as a result of the development of new technologies. These changes include, among others, legal reforms, the development of new and improved technologies, and the changing preferences of the customers. Iusacell cannot anticipate the pace and level of growth of the demand from its customers, or the way in which new technologies will affect its operations. If Iusacell is unable to remain ahead of these changes, it may lose subscribers to the competition.

VI.	Selected Financial Information.

This Information Memorandum contains certain selected pro forma financial information of GTelevisa as of and for the years ended December 31, 2009 and 2010, including the relevant explanatory notes and adjustments.

VII.	Management’s Discussion and Analysis of the Results of Operations and Financial Condition of GTelevisa.

On February 17, 2011, GTelevisa published its results of operations for the fourth quarter of 2010 and for the full year 2010 together with its management’s discussion and analysis of the results of operations and financial condition. Such information is available for consultation through the BMV’s Internet page.

Pro Forma Financial Statements for 2009 and 2010

GTelevisa’s pro forma financial information as of and for the years ended December 31, 2009 and 2010, is stated in millions of pesos and gives effect to the acquisition of the trust beneficiary rights to the shares of stock of GSF and the Debentures as if such acquisition had been completed January 1, 2009.

The acquisition of the trust beneficiary rights to the shares of GSF and the Debentures had no effect whatsoever on the consolidated operating income of GTelevisa for the years ended December 31, 2009 and 2010. The acquisition of the GSF shares was recorded as an investment at cost in GTelevisa’s consolidated balance sheet, and the Debentures were recorded in such balance sheet as an investment in long-term financial instruments pursuant to Mexican NIF. The aggregate purchase price of these acquisitions will be paid in cash by GTelevisa in 2011.

The pro forma consolidated statements of income of GTelevisa as of and for the years ended December 31, 2009 and 2010 give effect to the interest accrued by but not yet paid in respect of the Debentures, based upon the rate of 2% per annum, to the net foreign exchange gain (loss) associated with the Debentures, and to the U.S. dollar-denominated account payable in 2011.

VIII.	Validity.

The undersigned hereby represent, under penalty of perjury, that within the scope of our respective duties we prepared the information relating to GTelevisa contained in this Information Memorandum, which to the best of our knowledge fairly presents GTelevisa’s condition. We further represent that we have no knowledge of any material information which has been omitted herefrom or misrepresented herein, or of any information contained in this Information Memorandum which could be misleading to investors.

/s/ Emilio F. Azcárraga Jean
Emilio F. Azcárraga Jean Chairman of the Board and Chief Executive Officer

/s/ Salvi R. Folch Viadero
Salvi R. Folch Viadero Vice President, Administration and Finance

/s/ Joaquín Balcárcel Santa Cruz
Joaquín Balcárcel Santa Cruz General Counsel

PROFORMA FINANCIAL STATEMENTS
GRUPO TELEVISA, S.A.B
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2010
(Millions of Mexican Pesos)

	As Reported Amounts		Pro Forma Adjustments		Pro Forma Amounts (a)
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2009	2010	2009	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current:
Cash and cash equivalents	29,941.5	20,942.5			29,941.5	20,942.5
Temporary investments	8,902.3	10,446.9			8,902.3	10,446.9
	38,843.8	31,389.4	-	-	38,843.8	31,389.4

Trade notes and accounts receivable, net	18,399.2	17,701.1			18,399.2	17,701.1
Other accounts and notes receivable, net	3,530.5	4,180.2			3,530.5	4,180.2
Due from affiliated companies	135.7	196.3			135.7	196.3
Transmission rights and programming	4,373.0	4,004.4			4,373.0	4,004.4
Inventories, net	1,665.1	1,254.5			1,665.1	1,254.5
Other current assets	1,435.1	1,117.8			1,435.1	1,117.8
Total current assets	68,382.4	59,843.7	-	-	68,382.4	59,843.7

Derivative financial instruments	1,538.7	189.4			1,538.7	189.4
Transmission rights and programming	5,915.5	5,627.6			5,915.5	5,627.6
Investments	6,361.0	21,477.8	21,363.9	20,597.6	27,724.9	42,075.4
Property, plant and equipment, net	33,071.5	38,651.9			33,071.5	38,651.9
Intangible assets and deferred charges, net	11,218.9	10,600.6			11,218.9	10,600.6
Other assets	80.4	79.6			80.4	79.6
Total assets	126,568.4	136,470.6	21,363.9	20,597.6	147,932.3	157,068.2

LIABILITIES
Current:
Short-term debt and current portion of long-term debt	1,433.0	1,469.1			1,433.0	1,469.1
Current portion of capital lease obligations	235.3	280.1			235.3	280.1
Trade accounts payable	6,432.9	7,472.3			6,432.9	7,472.3
Customer deposits and advances	19,858.3	18,587.9			19,858.3	18,587.9
Taxes payable	941.0	1,443.9			941.0	1,443.9
Accrued interest	464.6	750.7			464.6	750.7
Employee benefits	200.2	199.6			200.2	199.6
Due to affiliated companies	34.2	48.8			34.2	48.8
Derivative financial instruments	-	74.3			-	74.3
Other accrued liabilities	2,577.8	2,982.3		19,772.1	2,577.8	22,754.4
Total current liabilities	32,177.3	33,309.0	0.0	19,772.1	32,177.3	53,081.1
Long-term debt, net of current portion	41,983.2	46,495.7			41,983.2	46,495.7
Capital lease obligations, net of current portion	1,166.5	349.7			1,166.5	349.7
Derivative financial instruments	523.6	103.5			523.6	103.5
Customer deposits and advances	1,054.8	495.5			1,054.8	495.5
Other long-term liabilities	3,078.4	2,747.5	20,927.9		24,006.3	2,747.5
Deferred income taxes	1,765.4	681.8			1,765.4	681.8
Retirement and termination benefits	347.0	430.1			347.0	430.1
Total liabilities	82,096.2	84,612.8	20,927.9	19,772.1	103,024.1	104,384.9

STOCKHOLDERS' EQUITY
Capital stock issued, no par value	10,019.9	10,019.9			10,019.9	10,019.9
Additional paid-in capital	4,547.9	4,547.9			4,547.9	4,547.9
	14,567.8	14,567.8	0.0	0.0	14,567.8	14,567.8
Retained earnings:
Legal reserve	2,135.4	2,135.4			2,135.4	2,135.4
Unappropriated earnings	17,244.7	23,583.4		436.0	17,244.7	24,019.4
Net income for the year	6,007.1	7,683.4	436.0	389.5	6,443.1	8,072.9
	25,387.2	33,402.2	436.0	825.5	25,823.2	34,227.7
Accumulated other comprehensive income, net	3,401.8	3,251.1			3,401.8	3,251.1
Shares repurchased	(5,187.0)	(6,156.6)			(5,187.0)	(6,156.6)
	23,602.0	30,496.7	436.0	825.5	24,038.0	31,322.2
Total controlling interest	38,169.8	45,064.5	436.0	825.5	38,605.8	45,890.0
Non-controlling interest	6,302.4	6,793.3			6,302.4	6,793.3
Total stockholders' equity	44,472.2	51,857.8	436.0	825.5	44,908.2	52,683.3
Total liabilities and stockholders' equity	126,568.4	136,470.6	21,363.9	20,597.6	147,932.3	157,068.2

GRUPO TELEVISA, S.A.B
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND 2010
(Millions of Mexican Pesos)

	As Reported Amounts		Pro Forma Adjustments		Pro Forma Amounts (b)
	2009	2010	2009	2010	2009	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales	52,352.5	57,856.8			52,352.5	57,856.8

Cost of sales	23,768.4	26,294.8			23,768.4	26,294.8

Operating expenses:
Selling	4,672.1	4,797.7			4,672.1	4,797.7
Administrative	3,825.5	4,602.4			3,825.5	4,602.4
Depreciation and amortization	4,929.6	6,579.3			4,929.6	6,579.3
Operating income	15,156.9	15,582.6	0.0	0.0	15,156.9	15,582.6
Other expense, net	1,764.9	567.2			1,764.9	567.2
Integral cost of financing:
Interest expense	3,136.4	3,615.3			3,136.4	3,615.3
Interest income	(1,053.4)	(1,047.5)	(409.4)	(386.8)	(1,462.8)	(1,434.3)
Foreign exchange loss, net	890.3	460.8	(26.6)	(2.7)	863.7	458.1
	2,973.3	3,028.6	(436.0)	(389.5)	2,537.3	2,639.1
Equity in losses of affiliates, net	(715.3)	(211.9)			(715.3)	(211.9)
Income before income taxes	9,703.4	11,774.9	436.0	389.5	10,139.4	12,164.4
Income taxes	3,120.7	3,259.0			3,120.7	3,259.0
Consolidated net income	6,582.7	8,515.9	436.0	389.5	7,018.7	8,905.4
Non-controlling interest net income	(575.6)	(832.5)			(575.6)	(832.5)
Controlling interest net income	6,007.1	7,683.4	436.0	389.5	6,443.1	8,072.9

(a) The pro forma amounts in the condensed consolidated balance sheets as of December 31, 2009 and 2010, were prepared as if the investment in shares and convertible debentures of GSF Telecom Holding, S.A.P.I. de C.V. had been made as of January 1, 2009.
(b) The pro forma amounts in the condensed consolidated statements of income for the twelve months ended December 31, 2009 and 2010, were prepared as if the investment in shares and convertible debentures of GSF Telecom Holding, S.A.P.I. de C.V. had been made as of January 1, 2009.

2009 Pro Forma Adjustments:

(1) To recognize the investment in  1.093875% of the capital of GSF Telecom Holding, S.A.P.I. de C.V. for an amount of U.S.$37.5 million (Ps.484.4) and the investment in the convertible debentures for an amount of U.S.$1,565.0 million (Ps.20,879.5).
(2) To recognize interest receivable from convertible debentures for an amount of U.S.$31.3 million (Ps.409.4).
(3) To recognize foreign exchange gain or loss from convertible debentures (Ps.1,189.4) and the transaction liability (Ps.1,216.0).

2010 Pro Forma Adjustments:

(4) To recognize interest receivable from convertible debentures for an amount of U.S.$31.3 million (Ps.368.8).
(5) To recognize foreign exchange gain or loss from convertible debentures (Ps.1,153.2) and the transaction liability (Ps.1,155.8).
(6) To recognize as short-term liability the transaction liability for an amount of U.S.$1,602.5 million (Ps.19,772.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 8, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President